SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN June 19, 2003 AND July 21, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated July 18, 2003 Negotiations between chinadotcom and AOL

1.2	Press Release dated July 5, 2003 Appointment of Mr. K.C. Kwong as an Independent Director of chinadotcom

1.3	Press Release dated June 27, 2003 CDC Software Unit Achieves CMM Level 3 for its Software Development Center in China

1.4	Press Release dated June 23, 2003 chinadotcom Mobile and Portal Subsidiary Proposes New Independent Director to Drive Mobile SMS Strategy in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2003

CHINADOTCOM CORPORATION

By:	/s/ DANIEL WIDDICOMBE
Daniel Widdicombe
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated July 18, 2003 Negotiations between chinadotcom and AOL

1.2	Press Release dated July 5, 2003 Appointment of Mr. K.C. Kwong as an Independent Director of chinadotcom

1.3	Press Release dated June 27, 2003 CDC Software Unit Achieves CMM Level 3 for its Software Development Center in China

1.4	Press Release dated June 23, 2003 chinadotcom Mobile and Portal Subsidiary Proposes New Independent Director to Drive Mobile SMS Strategy in China

Exhibit 1.1

Negotiations between chinadotcom and AOL

Hong Kong July 18, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com) announced today that chinadotcom and America Online, Inc. (“AOL”) are seeking to negotiate the resolution of all outstanding claims that chinadotcom has against AOL and related parties, as well as the disposition of AOL’s existing holding of 6,795,200 shares of chinadotcom. In addition, AOL attempted to exercise a portion of its warrant to acquire additional shares in chinadotcom. The current negotiations also encompass the attempted exercise of a portion of AOL’s warrant. There can be no assurance that any agreement will be reached with respect to any of these matters, and even if an agreement is reached, there can be no assurance of the effect of such agreement on chinadotcom or its stock price.

###

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in over 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : Fax: e-mail:	(852) 2961 2750 (852) 2571 0410 jane.cheng@hk.china.com

2

Exhibit 1.2

Appointment of Mr. K.C. Kwong as an Independent Director of chinadotcom

Company demonstrates its commitment to raising strategic input at both the corporate and core operating levels

Hong Kong July 05, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced the appointment of K.C. Kwong as an Independent Director of the Board of chinadotcom corporation, following the recent nomination of K.O. Chia and appointment of John Clough as independent Director and Non-Executive Chairman respectively, of two of its core operating units. Mr. Kwong will also serve as a member of the Audit Committee of the Board.

K.C. Kwong brings a wealth of experience in economics and finance as well as Information Technology (“IT”) and broadcasting to chinadotcom. He has served in the government of Hong Kong in the positions of Secretary for the Treasury and also as the first appointee to the new position of Secretary for Information Technology and Broadcasting, having been a leading information technology advocate within the government. After retiring from government service, Mr. Kwong joined the Hong Kong Exchanges and Clearing Limited (“HKEx”) as its first Chief Executive and served until April this year. In public service, Mr. Kwong is a Council Member of the Chinese University of Hong Kong and Board Director of the Hong Kong Community Chest, Hong Kong’s leading charity foundation.

The nominating committee of the Board of chinadotcom has laid out several criteria for potential new directors, including experience in the IT industry, deep knowledge of the Asia Pacific region, strong contacts within the greater China region in the IT software and outsourcing sectors, qualified finance and accounting experience, and familiarity with prevailing regulations across various financial jurisdictions.

“We are honored to have Mr. K.C. Kwong join us as an Independent Director of the Board of chinadotcom and a member of its Audit Committee. K.C.’s qualifications and experience were viewed very favorably by the Board’s nominating committee. His telecom, broadcasting and IT knowledge should greatly assist the company’s initiatives in the internet portal and mobile applications space, while his prior experience as Secretary of Treasury and CEO of the HKEx will naturally enhance his role as Audit Committee member,” said Raymond Ch’ien, Executive Chairman of chinadotcom corporation. “K.C.’s appointment, coupled with the recent nomination of Mr. K.O. Chia as an Independent Director of our mobile and portal unit, hongkong.com Corporation, and the appointment of Mr. John Clough as the Non-Executive Chairman of Praxa Limited, a software and outsourcing unit of the company, brings us deep experience from various industries in the Asia-Pacific region where our operations are currently concentrated. This should help increase the strategic input into both the corporate and the operating levels, which will ultimately benefit our shareholders.”

Mr. Chia, currently the Managing Director of Walden International, a global venture capital firm headquartered in San Francisco, has operational experience with Fortune 500 companies such as Hewlett-Packard and Apple Computer in the Asia Pacific region. hongkong.com’s recently acquired SMS company, Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a leading SMS and mobile software and application developer in China, has made significant progress in terms of the launch of new services and connectivity with provincial mobile network operators. Newpalm recently concluded additional service agreements with local mobile network operators in four more provinces, Hebei, Yunnan, Gansu, and Xinjiang, making a total of 26 provinces with direct connectivity. In addition, it launched customized weather news channel to its SMS subscribers.

Mr. Clough, currently a Special Advisor to General Atlantic Partners, a global private equity technology investment firm headquartered in New York city, has over 25 years of management experience in the IT industry. Praxa was acquired by chinadotcom in early 2003 and is expected to add significant synergies to chinadotcom’s outsourcing platform and plans to use chinadotcom’s outsourcing center in China, as well as its India-based joint venture with vMoksha Technologies, once it becomes operational, for elements of its workflow going forward.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in over 26

2

provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : Fax: e-mail:	(852) 2961 2750 (852) 2571 0410 jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel : Fax: e-mail:	1-212-661-2160 1-973-591-9976 craig.celek@hk.china.com

3

Exhibit 1.3

CDC Software Unit Achieves CMM Level 3 for its Software Development Center in China

Demonstrating the company’s commitment to developing quality software products that adhere to global standards

Hong Kong June 27, 2003 CDC Software, a software unit and wholly owned subsidiary of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated Internet and enterprise solutions company in Asia, today announced that the software development processes of its Software Development Center in Shanghai have successfully achieved Capability Maturity Model (“CMM”) Level 3, an internationally recognized standard for software development.

CDC Software is one of only a few software development companies in China that have passed the CMM Level 3 assessment. The CMM assessment of CDC Software’s development center in Shanghai was evaluated by the Software Engineering Institute (“SEI”), an authorized Leader Assessor from Process Improvement Asia (“PIA”). SEI is a US Federally-funded research and development center sponsored by the U.S. Department of Defense through the Office of the Under Secretary of Defense for Acquisition, Technology and Logistics. Under the assessment, twelve key process areas (“KPAs”) of software development have been evaluated and CDC Software has satisfied relevant KPAs required for CMM Level 3 certification.

Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation, said, “We are proud of the continuous improvements made in various areas of software development by CDC Software. The CMM Level 3 is a modest achievement of our software initiatives. However, it demonstrates our ability to provide quality software products to our clients and our commitment to the continual upgrading of our capabilities to adhere global standard. Our next target is CMM Level 4 certification and a leading position in China’s software industry.”

The new certification should bolster CDC Software’s outsourcing strategy of offering its own Software Development Center capabilities in China as an outsourcing conduit for low-cost, high-quality software development for internationally established software companies, that are looking to reduce their overall Research and Development costs as part of its overall restructuring initiatives.

“Achieving CMM Level 3 is a reward for us after years of hard work,” said Alsen Hsien, Managing Director, China, for CDC Software. “This is not just a certificate, but a demonstration of our capability in developing world class software products at a low cost. We feel it will further strengthen the confidence that our international software partners and our clients have in us.”

CMM was developed by the Software Engineering Institute to assist organizations in initiatives that include maturing their software development process to improve long-term business performance.

# # #

About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products engineered in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

chinadotcom’s software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages, Shangri La Hotels and Resorts and Starwood Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with local mobile network operators in 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statement

2

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : Fax: e-mail:	(852) 2961 2750 (852) 2571 0410 jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel : Fax: e-mail:	1-212-661-2160 1-973-591-9976 craig.celek@hk.china.com

3

Exhibit 1.4

chinadotcom Mobile and Portal Subsidiary Proposes New Independent Director to Drive Mobile SMS Strategy in China

HONG KONG June 23, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced that the board of directors of its mobile and portal subsidiary, hongkong.com Corporation nominated Mr. K.O. Chia as an Independent Director of hongkong.com Corporation, subject to regulatory approval.

K.O. Chia is currently the Managing Director of Walden International, a global venture capital firm headquartered in San Francisco, in which he takes the lead in managing the country funds of China, Hong Kong and Japan as well as focusing on investments in the telecom and technology sectors across Asia-Pacific.

Raymond Ch’ien, Executive Chairman of chinadotcom corporation and hongkong.com Corporation, said, “We are delighted to consider K.O. for the board of hongkong.com Corporation. With his substantial experience in the telecom, mobile and technology industries in the Asia-Pacific region, we believe K.O. will make valuable contributions to hongkong.com, our Greater China based mobile and portal unit. He will undoubtedly give us great help in developing our wireless strategy, including growing the SMS (short message service) business in China.”

Mr. Chia has an extensive background in telecom and technology with operational experience with both start-up technology companies and Fortune 500 companies in the Asia Pacific region. Prior to becoming a venture capitalist, he created and built the Asia-Pacific operations of Premisys Communications, Inc. from start-up to IPO. He spent 12 years with Hewlett-Packard (now Agilent Technologies) in Scotland, Europe and subsequently transferred back to Asia-Pacific. At Agilent, he gained field sales operations experience in Asia-Pacific with roles in regional program management, market development and sales management. Mr. Chia subsequently joined Apple Computer Asia to take the lead regional product-marketing role to enhance his IT industry knowledge. He was entrusted with the key role to transfer and launch Apple’s Macintosh product line into Asia. Additionally, he aggressively extended and rolled-out Apple’s Asian localization programs, and also created strategies to evangelize Asian software developers to develop application software on Apple’s Macintosh operating system platform.

chinadotcom recently appointed John Clough as the Non-Executive Chairman of the Board of Praxa Limited (“Praxa”), a leading Australian IT outsourcing and professional services organization which was acquired by chinadotcom in February this year. John Clough currently is a Special Advisor of General Atlantic Partners, a global private equity technology investment firm headquartered in New York city.

“The nomination of K.O. and the appointment of John as independent directors of our two core operating subsidiaries demonstrates our commitment to improving our corporate governance process at the core operating level. We believe with their local domain knowledge and presence in the Asian market coupled with their strong experience with global technology investment firms will give us hands-on guidance to drive the strategic direction of our mobile and portal subsidiary as well as our software and outsourcing business,” added Dr. Ch’ien.

hongkong.com’s recently acquired SMS company, Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a leading SMS and mobile software and application developer in China, has made significant progress in terms of the launch of new services and connectivity with provincial mobile network operators. Newpalm recently concluded additional service agreements with local mobile network operators in four more provinces, Hebei, Yunnan, Gansu, and Xinjiang, making a total of 26 provinces with direct connectivity. In addition, it launched customized weather news channel to its SMS subscribers.

Since hongkong.com Corporation is listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited, Mr. K.O. Chia’s nomination as a director is subject to complying with the appropriate procedures and approvals of the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. As of April 2003, Newpalm has over 3.25 million paid subscribers in China on a platform that works on both

2

the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in over 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : Fax: e-mail:	(852) 2961 2750 (852) 2571 0410 jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel : Fax: e-mail:	1-212-661-2160 1-973-591-9976 craig.celek@hk.china.com

3